MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

December 21, 2021

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 68 to Registration Statement on Form N-1A for MFS Series Trust VII (the "Trust") on behalf of MFS Intrinsic Value Fund (the "Fund") (File Nos. 2-68918 and 811-3090)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to the comments of the staff of the U.S. Securities and Exchange Commission (the "SEC") received by telephone call on November 19, 2021, regarding the above-referenced Post-Effective Amendment (the "PEA"), which was filed with the SEC on September 29, 2021. The PEA was filed for the purpose of registering the Fund as a new series of the Trust. For your convenience, each comment is summarized below, followed by MFS' response. Any term that is used, but not defined, in this letter retains the same meaning as used by MFS in the PEA.

General Comments

1.	Comment:	Please provide a completed fee table and expense example for review prior to the effective date of the PEA.

Response:	A completed fee and expense table and an expense example for the Fund that will be included in the Fund's Prospectus are attached to this letter as Appendix I.

Prospectus Comments

2.	Comment:	The first paragraph in the "Principal Investment Strategies" section of the summary section of the Fund's Prospectus states "Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer." [Emphasis added] Please provide an

1
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example of each type of equity security that is a principal investment strategy of the Fund.

Response:
The reference to "other securities that represent an ownership interest (or right to acquire and ownership interest) in a company or other issuer" is meant to provide a plain English description of the term "equity securities." As disclosed in the "Equity Securities" paragraph in the "Principal Investment Types" section of the statutory section of the Fund's Prospectus, securities that represent an ownership interest in a company or other issuer include common stocks, preferred stocks, securities convertible into stocks, equity interests in real estate investment trusts, and depositary receipts for such securities. Of these examples, the Fund only invests in common stocks as part of its principal investment strategies (and discloses the corresponding risks under "Equity Market Risk" and "Company Risk" in the "Principal Risks" sections of the summary and statutory sections of the Fund's Prospectus). Because the Fund does not invest in these other types of equity securities as part of its principal investment strategies, we do not believe it is appropriate to describe these instruments in the "Principal Investment Strategies" or "Principal Risks" disclosure in the summary section of the Fund's Prospectus.

3.	Comment:	The second paragraph in the "Principal Investment Strategies" section in the Summary section of the Fund's Prospectus states that companies that MFS believes are undervalued compared to their intrinsic value "may have stock prices that are higher relative to their earnings, dividends, assets, or other financial measures than companies generally considered value companies." [Emphasis added] Please clarify the characteristics of companies that MFS believes are undervalued compared to their intrinsic value and confirm the accuracy of the statement identified above.

Response:
MFS views intrinsic value as the true value of a company after taking into consideration the full context of the company's cash flow generation.  In selecting investments that MFS believes are trading at a discount to intrinsic value, MFS seeks companies that it believes possess characteristics such as conservative balance sheets, sustainable competitive advantages, high returns on capital, the ability to weather economic downturns, and/or the potential for earnings resilience through a full market cycle.  Comparatively, "traditional" value investing generally involves identifying companies with lower valuation multiples than the broad market with the belief that good companies will recover once the true value

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is recognized by other investors. Many times these traditional value companies are also priced below industry peers.  The sentence emphasized above is intended to convey to shareholders that the Fund's investments may not possess the characteristics typically associated with companies held under "traditional" value investing strategies.

The second paragraph in the "Principal Investment Strategies" section of the summary and statutory sections of the Fund's Prospectus will be revised as follows in an effort to clarify the Fund's intrinsic value investment strategy:

"MFS focuses on investing the fund's assets in companies that it believes are trading at a discount to their intrinsic value.  MFS evaluates the intrinsic value of a company by considering the full context of how the company's cash flows are generated.   MFS focuses on companies it believes have intrinsic value greater than the perceived value by the marketplace and seeks to invest in companies that exhibit characteristics such as ~~(e.g., companies with~~ cash flow in excess of ~~their~~ capital expenditures, conservative balance sheets, sustainable competitive advantages, high returns on capital, and/or the ability to weather economic downturns~~)~~. These companies may have stock prices that are higher relative to their earnings, dividends, assets, or other financial measures than companies generally considered value companies under a traditional value investment strategy."

4.	Comment:	The "Principal Investment Strategies" section of the summary section of the Fund's Prospectus includes disclosure regarding investments in foreign securities. If the Fund's principal investment strategies include investing in emerging markets, please disclose so and include associated risks in the "Principal Risks" sections of the Fund's Prospectus.

Response:
Investing in emerging markets is not a principal investment strategy of the Fund.  Accordingly, we do not believe it is necessary to add references to investments in emerging markets in the Fund's "Principal Investment Strategies" disclosure or revise the Fund's "Principal Risks" disclosure to enhance the disclosure regarding emerging markets.

5.	Comment:	The last paragraph of the "Principal Investment Strategies" section of the summary and statutory sections of the Fund's Prospectus refer to

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"quantitative screening tools."  Please disclose the types of data that the quantitative screening tools use for screening, and the basis upon which companies are screened out. Additionally, please include the risk disclosure associated with the use of quantitative screening tools.

Response:
The "Principal Investment Strategies" disclosure in the statutory section of the Fund's Prospectus currently discloses certain of the factors evaluated by the quantitative screening tools, including "an issuer's price and earnings momentum, earnings quality, and other factors." With respect to the "Principal Investment Strategies" disclosure in the summary section of the Fund's Prospectus, Item 4(a) of Form N-1A of the Investment Company Act of 1940, as amended, requires that a fund summarize the information required by Item 9(b) of Form N-1A.  We believe that the current disclosure in the "Principal Investment Strategies" section of the summary section of the Fund's Prospectus represents a plain English summary of the factors evaluated by MFS in managing the Fund and that adding additional detail regarding the factors considered by the quantitative screening tools would not provide helpful information to shareholders.  In addition, while quantitative screening tools are a factor that the portfolio managers may consider, investments are selected primarily based on fundamental investment analysis; therefore, we do not believe that it is appropriate to add principal risk disclosure specific to the use of quantitative screening tools.  As a result, we respectfully decline to amend the disclosure.

6.	Comment:	The only type of investment mentioned in the "Principal Investment Type" section of the Fund's Prospectus is equity securities, but "Liquidity Risk" is listed as a principal risk of the Fund. Please consider whether Liquidity Risk is a principal risk of the Fund and consider tailoring the "Principal Risks" section of the Fund's Prospectus by removing any non-principal risks as appropriate.

Response:
We believe it is important to disclose "Liquidity Risk" as a principal risk of the Fund. Although investing in illiquid securities is not a principal investment strategy of the Fund, we believe that it is appropriate to include Liquidity Risk because it is possible that certain securities or segments of the equity market may be illiquid at any given time based on market conditions. Therefore, we respectfully decline to amend this disclosure.

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7.	Comment:	Please consider including risks associated with small-, mid-, and large-cap stocks in the "Principal Risks" section of the Fund's Prospectus.

Response:
We are not aware of any requirement to include the requested disclosure where a fund's name does not suggest a focus on investments in a certain capitalization range; therefore, we respectfully decline to amend this disclosure.  In addition, general capitalization risk disclosure is currently included under "Equity Market Risk" in the "Principal Risks" section of the Fund's Prospectus:

Equity Market Risk: Equity markets can be volatile and can decline significantly in response to, or investor perceptions of, issuer, market, economic, industry, political, regulatory, geopolitical, environmental, public health, and other conditions.  These conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the equity markets in general. Different parts of the market and different types of securities can react differently to these conditions. For example, the stocks of growth companies can react differently from the stocks of value companies, and the stocks of large cap companies can react differently from the stocks of small cap companies [emphasis added]. Certain changes or events, such as political, social, or economic developments, including increasing or negative interest rates or the U.S. government's inability at times to agree on a long-term budget and deficit reduction plan (which has in the past resulted and may in the future result in a government shutdown); market closures and/or trading halts; government or regulatory actions, including the imposition of tariffs or other protectionist actions and changes in fiscal, monetary, or tax policies; natural disasters; outbreaks of pandemic and epidemic diseases; terrorist attacks; war; and other geopolitical changes or events, can have a dramatic adverse effect on equity markets and may lead to periods of high volatility in an equity market or a segment of an equity market.

8.	Comment:	Under "Investment Objective" in the statutory section of the Fund's Prospectus, please disclose the number of days' notice that a shareholder will receive if the Fund's investment objective is changed.

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Response:
As disclosed in the "Investment Objective, Strategies, and Risks" section of the statutory section of the Fund's Prospectus, "[t]he [f]und’s objective may be changed without shareholder approval." We are not aware of any requirement under Form N-1A to disclose whether the Fund will provide advance notice of a change to its investment objective; therefore, we respectfully decline to amend this disclosure.

9.	Comment:	The last paragraph in the Fund's Item 9 "Principal Investment Strategies" section states: "MFS may also consider environmental, social, and governance (ESG) factors in its fundamental investment analysis. ESG factors considered may include, but are not limited to, climate change, resource depletion, an issuer’s governance structure and practices, data protection and privacy issues, and diversity and labor practices." Please explain under what circumstances the adviser will consider ESG factors, including whether an analysis of ESG factors will apply to all investments and how ESG considerations are applied in determining the Fund's portfolio. In addition, if investing based on ESG considerations is a principal investment strategy of the Fund, please add corresponding disclosure to the "Principal Investment Strategies" and "Principal Risks" disclosure in the summary section of the Prospectus. Otherwise, please move the ESG disclosure to the "Other Investment Strategies and Risks" section of the Fund's Prospectus or to the Fund's Statement of Additional Information ("SAI").

Response:
As indicated in the disclosure, MFS may consider ESG factors in selecting securities when it believes that ESG factors could materially impact the economic value of an issuer.  Investing based on ESG considerations is not a principal investment strategy of the Fund, and MFS does not seek to invest a certain percentage of the Fund's assets in issuers that meet certain ESG goals nor does MFS screen out certain types of investments based solely on ESG factors. The disclosure referenced above is part of the explanation "in general terms how the Fund's adviser decides which securities to buy and sell" in accordance with Item 9(b)(2) of Form N-1A. As indicated in the Fund's Item 9(b)(2) disclosure, investments for the Fund are selected primarily based on fundamental analysis of individual issuers and their potential in light of their financial condition, and market, economic, political, and regulatory conditions. This disclosure also identifies the factors that MFS considers in its fundamental analysis (e.g., issuer's earnings, cash flows, competitive position, and management ability). The above-referenced disclosure

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is included to clarify for shareholders that non-financial factors, such as ESG factors, may also be considered as part of MFS' fundamental analysis.   Based on the foregoing, we do not believe any changes to the Fund's disclosure are necessary.

10.	Comment:	In the "Principal Investment Strategies" section of the statutory section of the Fund's Prospectus, please clarify the meaning of the terms "economic value," "perceived value," and "intrinsic value."

Response:
"Intrinsic value" refers to the investment strategy MFS utilizes in managing the Fund.  As noted in the response to Comment 3, the "Principal Investment Strategies" Prospectus disclosure will be revised to provide additional detail on how MFS assesses the intrinsic value of a company.  The phrase "materially impact the economic value of an issuer" when discussing the integration of ESG factors in MFS' fundamental investment analysis is intended to convey that MFS believes that ESG factors could have an impact on the financial value of a company. The phrase "perceived value by the marketplace" is referring to the market's assessment of the value of the company based on factors such as the price at which a security is trading in the market.  We do not believe that it is necessary to clarify the terms "economic value" or "perceived value" in the Prospectus given the context in which the terms are currently used.

11.	Comment:	Please explain how the consideration of ESG factors coincides with evaluating the intrinsic value of potential investments.

Response:
As indicated in the Fund's Item 9(b)(2) disclosure, investments for the Fund are selected primarily based on fundamental analysis of individual issuers and their potential in light of their financial condition, and market, economic, political, and regulatory conditions. This disclosure also identifies the factors that MFS may consider in its fundamental analysis (e.g., issuer's earnings, cash flows, competitive position, and management ability, and ESG factors to the extent MFS believes such factors could materially impact the economic value of an issuer).   In summary, ESG factors are some of the many factors that may be considered by MFS' in assessing the intrinsic value of a company.

12.	Comment:	The disclosure in the Fund's statutory Prospectus in response to Item 9 of Form N-1A states that "Equity securities include common stocks, preferred stocks, securities convertible into stocks, equity

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interests in REITs, and depositary receipts for such securities." [Emphasis added] Certain of these equity security types, including convertible securities and depositary receipts, are not disclosed in the summary portion of the Prospectus. If these are principal investment types, please disclose each type in the summary portion of the Prospectus. Otherwise, please indicate that investing in these types of equity securities is not a principal investment strategy of the Fund. In addition, please explain whether the term "securities convertible into stocks" includes contingent convertible securities and rights, warrants, and convertible debt securities

Response:
Common stock is the principal type of equity security in which the Fund will invest, which is disclosed in the summary section of the Fund's Prospectus. The definition of equity securities included in the statutory section of the Fund's Prospectus under "Principal Investment Types" is intended to provide shareholders with an overview of this security type and related examples.  We believe that the "Principal Investment Types" section in the statutory section of the Fund's Prospectus is the appropriate location in which to provide more detailed examples of equity securities such as securities convertible into stocks and depositary receipts.

We believe the term "securities convertible into stocks" generally encompasses "contingent convertibles." However, the Fund does not have a principal investment strategy to invest in convertible securities generally nor in contingent convertibles specifically.  As a result, we do not believe it is necessary to add disclosure specific to contingent convertibles.

13.	Comment:	The "Foreign Risk" disclosure included in the "Principal Risks" section of the Fund's summary and statutory section of the Prospectus includes references to emerging markets and frontier markets. Consider adding disclosure regarding investments in emerging markets and frontier markets in the "Principal Investment Strategies" sections if investing in such markets is a principal investment strategy of the Fund. If investing in emerging markets and frontier markets is not a principal investment strategy of the Fund, please consider deleting the references to emerging markets and frontier markets in the risk disclosure.

Response:	Investing in emerging and frontier markets is not a principal investment strategy of the Fund. However, we believe it is appropriate to continue to include the reference to emerging and frontier markets in the "Foreign Risk" disclosure given that emerging

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and frontier markets are a sub-set of foreign markets and comprise an element of foreign markets risk generally. Accordingly, we believe that the current disclosure adequately describes the principal investment strategies of the Fund, and we respectfully decline to amend this disclosure.

14.	Comment:	The "Liquidity Risk" disclosure states that securities without an active trading market may be difficult to value. Do securities that the adviser believes are trading at a discount to the issuer's intrinsic value typically lack an active trading market? If so, how is intrinsic value determined in these cases? If not, consider moving this disclosure to the SAI.

Response:
In managing the Fund, MFS does not invest in illiquid securities as a principal investment strategy.  However, we believe it is appropriate to disclose the potential impact of securities or segments of the equity markets becoming less liquid because it is possible that certain securities or segments of the equity market may become illiquid at any given time based on the market's evolving conditions. Therefore, we respectfully decline to amend this disclosure.

SAI Comments

17.	Comment:	Please confirm that MFS is aware of the SEC Staff's position that a fund should look through to the holdings of affiliated underlying funds and consider whether an unaffiliated fund is concentrated when monitoring the Fund's industry concentration limit.

Response:
Although we are aware of the SEC Staff's position that a fund should look through to the holdings of affiliated underlying funds and consider whether an unaffiliated fund is concentrated when monitoring the Fund's industry concentration limit, MFS is not aware of any SEC requirement to look-through to underlying funds when monitoring a fund's industry concentration limit. Please note that investing in underlying investment companies is not a principal investment strategy of the Fund, nor of any other fund described in that section of the Fund's SAI.

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If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

TIFFANY KO
Tiffany Ko
Counsel
MFS Investment Management

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Appendix I

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy, hold, and sell shares of the fund. Investors may also pay commissions or other fees to their financial intermediaries when they buy, hold, and sell shares of the fund, which are not reflected below.   The annual fund operating expenses are based on estimated "Other Expenses" for the current fiscal year expressed as a percentage of each class' estimated average net assets during the period.
You may qualify for sales charge reductions if, with respect to Class A shares, you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS funds. More information about these and other waivers and reductions is available from your financial intermediary and in “Sales Charges and Waivers and Reductions” on page 8 and “Appendix A – Waivers and Reductions of Sales Charges” on page A-1 of the fund’s prospectus.
Shareholder Fees (fees paid directly from your investment):
Share Class	A	C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	C	I	R1	R2	R3	R4	R6
Management Fee	0.60%	0.60%	0.60%	0.60%	0.60%	0.60%	0.60%	0.60%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	3.53%	3.53%	3.53%	3.53%	3.53%	3.53%	3.53%	3.46%
Total Annual Fund Operating Expenses	4.38%	5.13%	4.13%	5.13%	4.63%	4.38%	4.13%	4.06%
Fee Reductions and/or Expense Reimbursements[1]	(3.44)%	(3.44)%	(3.44)%	(3.44)%	(3.44)%	(3.44)%	(3.44)%	(3.44)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	0.94%	1.69%	0.69%	1.69%	1.19%	0.94%	0.69%	0.62%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1
Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Annual Fund Operating Expenses" do not exceed 0.94% of the class' average daily net assets annually for each of Class A and Class R3 shares, 1.69% of the class' average daily net assets annually for each of Class C and Class R1 shares, 0.69% of the class' average daily net assets annually for each of Class I and Class R4 shares, 1.19% of the class' average daily net assets annually for Class R2 shares, and 0.62% of the class' average daily net assets annually for Class R6 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least November 30, 2023.

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Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund’s operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS
Class A Shares	$665	$1,269
Class C Shares assuming[1]
redemption at end of period	$272	$960
no redemption at end of period	$172	$960
Class I Shares	$70	$660
Class R1 Shares	$172	$960
Class R2 Shares	$121	$811
Class R3 Shares	$96	$736
Class R4 Shares	$70	$660
Class R6 Shares	$63	$639

1	Shares automatically convert to Class A shares approximately eight years after purchase; therefore, the expense examples reflect Class A share expenses after eight years.

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